Exhibit 99.3

PRESS RELEASE

Just Energy Reports Third Quarter Fiscal 2017 Results

Reaffirms Fiscal 2017 Base EBITDA Guidance of $223 million to $233 million

TORONTO, ONTARIO - - February 8, 2017 - -
Just Energy Group, Inc. (TSX:JE; NYSE:JE), a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, announced results for its third quarter fiscal 2017.

Key Highlights:

•
Cash and cash equivalents were $77.5 million at December 31, 2016, a decrease from $118.8 million at September 30, 2016, primarily due to cash utilized on portions of the early repayment of $225 million on the 6.0% convertible debentures and repayment of the remaining $55 million on the senior unsecured notes, along with normal working capital needs during the quarter. These repayments were offset by the issuance of $160 million in 6.75% convertible debentures and the withdrawal of $90.3 million on the credit facility.

•
Total debt was $612.3 million as of December 31, 2016, a decrease from $660.5 million as of March 31, 2016. Book value net debt to trailing 12-month EBITDA was 2.5x, lower than both the 2.6x and 2.9x reported for March 31, 2016 and the prior comparable period, respectively.

•	Gross margin was $174.4 million, down 3% year over year, driven by a mix of factors related to foreign currency on U.K.-based customers and the decrease in customer base.
•
Base EBITDA of $51.5 million represented a decrease of 8% year over year primarily as a result of increased prepaid commission expenses and the impact of foreign currency translation. Base EBITDA remains up 7% year to date.

•
Base Funds from Operations (“Base FFO”) decreased 22% to $20.9 million from the $26.8 million reported in the prior comparable period.  The decrease in Base FFO was greater than the decrease in Base EBITDA due to the $2.7 million in additional finance charges related to the early debt repayment during the quarter. Base FFO remains up 5% year to date, reflecting a payout ratio of 57%.

•
Gross customer additions for the third quarter were 210,000, a sequential increase from 196,000 added in the second quarter and down from the 313,000 customers added in the third quarter of fiscal 2016. Net additions were a negative 84,000 for the quarter, compared with negative 46,000 net customer additions in the third quarter of fiscal 2016.

•
Management reaffirms its full year fiscal 2017 Base EBITDA guidance of $223 million to $233 million, reflecting continued growth year over year. Fiscal 2017 guidance includes deductions to Base EBITDA of approximately $30.0 to $35.0 million for prepaid commercial commissions, which represents a $12.0 to $17.0 million increase over fiscal 2016 and reflects a go forward run rate for this incremental deduction in future years.

Financial highlights
For the three months ended December 31
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2017	(decrease)	Fiscal 2016
Sales	$918,536	(9)%	$1,009,709
Gross margin	174,353	(3)%	179,937
Administrative expenses	44,567	4%	42,934
Selling and marketing expenses	55,337	(17)%	67,061
Finance costs (net of non-cash finance charges)	15,646	16%	13,496
Profit[1]	188,041	NMF [3]	10,188
Profit per share available to shareholders - basic	1.22		0.04
Profit per share available to shareholders - diluted	0.98		0.04
Dividends/distributions	18,800	1%	18,662
Base EBITDA[2]	51,489	(8)%	55,724
Base Funds from Operations[2]	20,940	(22)%	26,783
Payout ratio on Base Funds from Operations[2]	90%		70%

Financial highlights
For the nine months ended December 31
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2017	(decrease)	Fiscal 2016
Sales	$2,809,773	(7)%	$3,029,980
Gross margin	520,559	5%	497,999
Administrative expenses	135,985	13%	120,826
Selling and marketing expenses	172,581	(12)%	195,090
Finance costs (net of non-cash finance charges)	42,600	5%	40,633
Profit[1]	509,104	NMF [3]	51,601
Profit per share available to shareholders - basic	3.32		0.28
Profit per share available to shareholders - diluted	2.60		0.27
Dividends/distributions	56,407	1%	56,062
Base EBITDA[2]	149,481	7%	140,284
Base Funds from Operations[2]	99,170	5%	94,377
Payout ratio on Base Funds from Operations[2]	57%		59%
Embedded gross margin[2]	1,873,500	(6)%	1,985,000
Total customers (RCEs)	4,227,000	(7)%	4,567,000

1 Profit includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2 See “Non-IFRS financial measures” in unaudited interim condensed consolidated MD&A for the three and nine months ended December 31, 2016.
3 Not a meaningful figure.

“During the quarter, our gross margin per customer continued to increase and our attrition rate improved,” commented Co-CEO Deb Merril. “Our gross margin per customer improvement initiative yielded desirable results once again this quarter in both our Consumer and Commercial businesses, and our attrition rate continues to improve. We believe the combination of these trends is a strong testament that our strategy to provide value to our customers is working and will support our future growth objectives. While we made significant progress along a number of important strategic, operational, and financial objectives that are enabling us to continue pursuing profitable growth, our total sales and customer addition goals were challenged during the third quarter. These challenges came as a result of lower than anticipated levels of customer switching activity due to relative price stability in gas and electricity markets, and the effect of increased competition that typically occurs in low-commodity-price environments. Fortunately, our business has delivered strong results year to date and remains healthy so that we remain well positioned to achieve our fiscal 2017 guidance while also delivering meaningful cash flow.”
Co-CEO, James Lewis added, “We are coming through a very important period in our Company’s recent history where we’ve been able to transform the profitability profile of the business while also repairing our balance sheet and overall financial position.  The successful execution of these initiatives is allowing us to pivot from a period of internal repair to a period of what we believe will be prolonged growth.  During the third quarter, we announced a very exciting and important entry into Germany, the largest energy market in continental Europe, through the acquisition of SWDirekt. Our future geographic expansion plans in Europe are on track, we are experiencing great customer acceptance of our growing product suite and long term loyalty programs, and our pipeline of value-additive products and opportunities for channel expansion are robust. Today, we are capable of delivering more value to customers than ever in our history and we are squarely on the path to future sustained growth.”
Co-CEO, Deb Merril concluded, “We are in a very exciting period for Just Energy. We are aggressively pursuing a growth strategy centred on increasing the number of customer contracts, expanding our geographic presence, transforming our brand, enhancing our sales channels, pursuing strategic acquisitions, and providing new products and structures that meet the changing needs of today’s consumers. Moving forward, we feel the successful execution of our strategy will continue to generate great interest in our offerings and result in significant net customer contract additions.”

Third Quarter & YTD Operating Performance

•
Sales of $918.5 million for the third quarter of fiscal 2017 decreased 9% from sales of $1,009.7 million in the prior year, due to the 7% decrease in customer base and the lower commodity prices. The Consumer and Commercial divisions’ sales decreased by 3% and 16%, respectively.

•
Gross margin of $174.4 million decreased 3% year over year. The decrease of $5.6 million is attributable to a $3.6 million decrease from the impact of foreign currency on U.K.-based customers as well as a result of 7% decrease in customer base and slightly higher balancing costs in the current period.

•
Just Energy increased margins on new customers while also removing lower margin customers from the books, as illustrated below. Higher new customer margins reflect strong margins on new products, including bundled offerings.

ANNUAL GROSS MARGIN PER RCE

	Q3 Fiscal	Number of	Q3 Fiscal	Number of
	2017	customers	2016	customers

Consumer customers added and renewed	$222	205,000	$213	211,000
Consumer customers lost	199	140,000	194	123,000
Commercial customers added and renewed	82	229,000	84	304,000
Commercial customers lost	81	154,000	63	236,000

•
Administrative expenses increased by 4% from $42.9 million to $44.6 million as a result of costs to serve the growing customer base in the U.K., international expansion costs as well as efforts relating to new strategic initiatives.

•
Selling and marketing expenses were $55.3 million, a 17% decrease from $67.1 million reported in the prior comparable quarter. This decrease is largely attributable to lower commission expense due to a reduction in gross customer additions in the current quarter, as well as decreased residual commission costs.

•
Finance costs amounted to $25.5 million, an increase of 44% from $17.7 million last year. The increase in finance costs was a result of the additional $2.5 million in amortization of debt issuance costs, a $3.1 million loss on the partial redemption of the 6.0% convertible debentures as well as the $2.7 million one-time interest cost associated with early redemption of the remaining $55 million of senior unsecured notes outstanding in the third quarter of fiscal 2017.

•
Base EBITDA was $51.5 million, an 8% decrease from $55.7 million in the prior comparable quarter. The Company’s reported Base EBITDA in the third quarter of fiscal 2017 includes an additional $1.4 million of prepaid commission expenses, reflecting the change in classification of prepaid commissions to a current asset effective April 1, 2016 as well as a net decrease of $1.1 million resulting from the impact of foreign currency translation.

Customer Aggregation

Margin per RCE improvements during the quarter demonstrated continued success of Just Energy’s margin improvement initiatives. The Company remains focused on maintaining its profitable customers and ensuring that variable rate customers meet base profitability profiles, even if this results in higher attrition. This improved profitability per RCE will add to the Company’s future margins over and above any growth in the customer base.

Customer aggregation
	Oct. 1,			Failed to	Dec. 31,	% increase	Dec. 31,	% increase
	2016	Additions	Attrition	renew	2016	(decrease)	2015	(decrease)
Consumer Energy
Gas	624,000	23,000	(30,000)	(13,000)	604,000	(3)%	686,000	(12)%
Electricity	1,205,000	78,000	(54,000)	(43,000)	1,186,000	(2)%	1,217,000	(3)%
Total Consumer RCEs	1,829,000	101,000	(84,000)	(56,000)	1,790,000	(2)%	1,903,000	(6)%
Commercial Energy
Gas	245,000	16,000	(5,000)	(6,000)	250,000	2%	242,000	3%
Electricity	2,237,000	93,000	(58,000)	(85,000)	2,187,000	(2)%	2,422,000	(10)%
Total Commercial RCEs	2,482,000	109,000	(63,000)	(91,000)	2,437,000	(2)%	2,664,000	(9)%
Total RCEs	4,311,000	210,000	(147,000)	(147,000)	4,227,000	(2)%	4,567,000	(7)%

•
Just Energy’s total customer base is currently 4.2 million RCEs, a 7% decrease from one year ago. The Consumer base also includes 56,000 smart thermostats that are bundled with a commodity contract and tend to have lower attrition and higher overall profitability. Further expansion of the energy management solutions continues to be a key driver for Just Energy’s growth.

•	Gross customer additions for the quarter ended December 31, 2016 were 210,000, a decrease of 33% compared to 313,000 customers added in the same quarter of last year.
o
Consumer customer additions of 101,000 decreased 17% from the 122,000 added in the prior comparable quarter, primarily due to market conditions as commodity prices were lower and, therefore, more competitive across all markets, as well as a decrease in customer additions through door-to-door marketing.

o
Commercial customer additions of 109,000 decreased 43% from the 191,000 gross customer additions in the prior comparable year, primarily due to competitiveness in pricing and a more disciplined pricing strategy.

•
Just Energy’s geographical footprint continues to diversify outside of North America.  The U.K. operations increased their customer base by 8% to 309,000 RCEs on a year over year basis with strong growth for both their Consumer and Commercial customer bases.

•
Net customer additions were a negative 84,000 for the third quarter of fiscal 2017, compared with negative 46,000 net customer additions in the third quarter of fiscal 2016, primarily as a result of the lower customer additions in North America.

•
The combined attrition rate for Just Energy was 15% for the trailing 12 months ended December 31, 2016, a decrease of two percentage points from one year prior as Just Energy focuses on becoming its customers’ “trusted advisor” by providing a variety of product offerings to its customer base.

o	Consumer attrition rates declined three percentage points to 24% compared to the prior year.
o	Commercial attrition rates decreased one percentage point to 8% year over year.
•
The renewal rate for the trailing 12 months ended December 31, 2016 was 64%, up two percentage points from 62% in fiscal 2016, and up three percentage points from the renewal rate of 61% reported as of September 30, 2016.

o
The Consumer renewal rate increased by four percentage points to 79%, while the Commercial renewal rate decreased by two percentage points to 55%.  The decline in Commercial renewal rates reflected a very competitive market for Commercial renewals with competitors pricing aggressively and Just Energy’s focus on improving retained customers’ profitability rather than pursuing low margin growth.

Balance Sheet & Liquidity
The Company continued to pursue aggressive debt reductions in the third quarter of fiscal 2017. As of December 31, 2016 Just Energy’s book value net debt was 2.5x Base EBITDA, lower than both the 2.6x and 2.9x reported for March 31, 2016 and the prior comparable period, respectively.
•
Cash and cash equivalents were $77.5 million at December 31, 2016, a decrease from $127.6 million at March 31, 2016, primarily attributable to the early redemption of $225 million on the 6.0% convertible debentures as well as repayment the remaining $80 million on the senior unsecured notes in fiscal 2017. These repayments were offset by the issuance of the 6.75% convertible debentures and withdrawals of $90.3 million on its credit facility.

•
Total debt was $612.3 million as of December 31, 2016, a decrease of 7% from $660.5 million as of March 31, 2016 as a result of the early redemption of $225 million on the 6.0% convertible debentures, the repayment of the remaining $80 million on the senior unsecured notes, offset by the issuance of the 6.75% convertible debentures and withdrawals of $90.3 million on its credit facility.

•
Base Funds from Operations of $20.9 million decreased 22% from the $26.8 million reported in the prior comparable period.  The decrease in Base FFO was greater than the decrease in Base EBITDA due to the $2.7 million in additional finance charges related to the early debt repayment during the quarter.

•
The payout ratio on Base Funds from Operations was 90% for the three months ended December 31, 2016, compared to 70% reported in the prior comparable quarter. The year to date payout ratio was down two percentage points to 57%.

•	Dividends and distributions for the quarter were $18.8 million, an increase of 1% from the prior comparable period based on a consistent annual dividend rate of $0.50 per common share.

Fiscal 2017 Outlook
Based on year to date performance, management believes that the Company will achieve its previously provided fiscal 2017 Base EBITDA guidance range of $223 million to $233 million, reflecting continued growth year over year. Fiscal 2017 guidance includes deductions to Base EBITDA of approximately $30.0 million to $35.0 million for prepaid commercial commissions, an increase of $12.0 million to $17.0 million over fiscal 2016, which would previously have been included as amortization within selling and marketing expenses. Just Energy expects to offset this headwind with continued strong gross margin performance.
The Company’s balance sheet improvement initiatives have resulted in significantly improved debt ratios and management remains committed to further reducing and refinancing its debt in a shareholder-friendly manner. Management expects to achieve its net debt to EBITDA target ratio of 2.0x or less in the fiscal fourth quarter of 2017 and expects to maintain this relative level moving forward.
The repositioned business model has improved the Company’s ability to drive profitability and cash generation, thus providing management with the confidence and freedom to commit to future dividend distributions at the current $0.50 per common share level.
Earnings Call
The Company will host a conference call and live webcast to review the third quarter results beginning at 10:00 a.m. Eastern Standard Time on Thursday, February 9, 2017, followed by a question and answer period. Rebecca MacDonald, Executive Chair, President & Co-Chief Executive Officers James Lewis and Deb Merril, and Chief Financial Officer Pat McCullough will participate on the call.
Just Energy Conference Call and Webcast
•	Thursday, February 9, 2017
•	10:00 a.m. EST
Those who wish to participate in the conference call may do so by dialing 1-888-465-5079 and entering pass code 9284222#.  The call will also be webcasted live over the internet at the following link:
http://event.onlineseminarsolutions.com/wcc/r/1357734-1/5C5D979A54FB072545293279884C0606

An audio tape rebroadcast will be available starting at 12:30 p.m. EST February 9th, 2017 until March 11th, 2017 at 11:59 p.m. EST. To access the rebroadcast please dial 1-888-843-7419 and enter the participant code 9284222#.

About Just Energy Group Inc.
Established in 1997, Just Energy (NYSE:JE, TSX:JE) is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options.  With offices located across the United States, Canada, the United Kingdom and Germany, Just Energy serves approximately two million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Just Energy Solar, Tara Energy and TerraPass.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements and information. Forward-looking statements and information in this press release include, but are not limited to, the redemption of the Debentures and the timing thereof. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the SEC’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Pat McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

Or

Michael Cummings
Investor Relations
Alpha IR Group
617-461-1101
michael.cummings@alpha-ir.com